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                                                                 Exhibit 99(D)24

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about what action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986 or from another appropriate authorised independent financial adviser.

Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments and no one else in connection with the Offer and will not be responsible to anyone other than Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney nor for giving advice in relation to the Offer. Lehman Brothers, as dealer manager for the Offer, is making the Offer in the United States on behalf of Schlumberger Investments.

Credit Suisse First Boston and NM Rothschild & Sons Limited, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting exclusively for Sema plc and no one else in connection with the Offer and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Credit Suisse First Boston and NM Rothschild & Sons Limited, nor for giving advice in relation to the Offer.

Lehman Brothers, Morgan Stanley Dean Witter, Schroder Salomon Smith Barney, Credit Suisse First Boston and NM Rothschild & Sons Limited have each given and not withdrawn their written consent to the issue of this letter with the references to their names in the form and context in which they appear.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia, Canada or Japan. Accordingly, copies of this letter, forms of election and related documents are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan.

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Schlumberger Investments                                       Sema plc
8th Floor                                                      233 High
South Quay Plaza II                                            Holborn
183 Marsh Wall                                                 London
London                                                         WC1V 7DJ
E14 9SH
                                                               Registered in
Registered in England                                          England
No. 04157867                                                   No. 1240677


                                                                  23 April 2001


To: Non-UK tax-resident holders of options granted after 14 October 1998 under the Sema Group plc 1994 Senior Executive Share Option Scheme (the 1994 Senior
ESOS) and under the Sema 2000 Executive Share Option Scheme (the 2000 ESOS) (together the Out of the Money Executive Schemes)

Dear Option Holder

 RECOMMENDED CASH OFFER BY SCHLUMBERGER INVESTMENTS FOR SEMA - EFFECT ON YOUR
            OPTION(S) UNDER THE OUT OF THE MONEY EXECUTIVE SCHEMES

You will be aware of the Offer (the Offer) made by Lehman Brothers on behalf of Schlumberger Investments for Sema plc (Sema). Under the Offer, Schlumberger Investments has agreed to pay 560p for each Sema Share. Schlumberger Investments announced on 6 April 2001 that the Offer was unconditional in all respects.

This letter explains the effect of the Offer on your option(s) under the Out of the Money Executive Schemes.

Effect of the Offer on your option(s)

Although as a result of the Offer your option(s) are now exercisable, all options granted under the Out of the Money Executive Schemes have an exercise price which is higher than the Offer price of 560p per Sema Share. You could choose to exercise, your option(s) and accept the Offer for the Sema Shares you acquire (or sell or retain those Sema Shares), but you would receive less for those shares than you would have paid for them and you would suffer a loss.

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What this means for you

It is therefore unlikely to be in your interests to exercise your option(s). Assuming you do not exercise your option(s), they will lapse in due course, and you do not need to do anything.

Please note that Schlumberger Investments has today exercised its right to acquire compulsorily any minority shareholdings in Sema by giving notice pursuant to Section 429 of the UK Companies Act 1985 (a Section 429 Notice). Options granted under the 1994 Senior ESOS that remain unexercised will lapse at the end of the compulsory acquisition period which will expire on Monday, 4 June 2001. Options granted under the 2000 ESOS that remain unexercised will lapse at the end of the period of one month from the date of this letter.

If you wish to exercise your rights under the Out of the Money Executive Schemes, please contact your local HR manager as soon as possible to discuss this course of action.

Responsibility

The directors of Schlumberger Investments, whose names are set out in Schedule IVA to Appendix IV of the Offer Document accept responsibility for the information contained in this letter other than that relating to the Sema Group, the directors of Sema and their immediate families related trusts and controlled companies. To the best of the knowledge and belief of the directors of Schlumberger Investments, (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The members of the Sema Advisory Committee* accept responsibility for the information contained in this letter relating to the Sema Group, the directors of Sema and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Sema Advisory Committee (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Recommendation

The Sema Advisory Committee, which has been so advised by Credit Suisse First Boston and NM Rothschild and Sons Limited recommends that, since your option(s) are out of the money, you do not choose to exercise your option(s) and, in doing so, allow them to lapse. In providing advice to the Sema Advisory Committee, Credit Suisse First Boston and NM Rothschild and Sons Limited have taken into account the Sema Advisory Committee's commercial assessments.

Further information

If you are in any doubt about what to do, you are strongly advised to seek your own independent financial advice immediately.

If you are unclear as to the meaning of any part of this letter or you still wish to exercise your option, you should contact your local HR manager.

A copy of the offer document containing the terms and conditions of the Offer is available on the Sema Intranet.


                                Yours faithfully

For and on behalf of                                      For and on behalf of
Schlumberger Investments                                  Sema plc


/s/ Jean-Dominique Percevault                             /s/ Sir Julian Oswald

Jean-Dominique Percevault                                 Sir Julian Oswald
Director                                                  Chairman

*"Sema Advisory Committee" means a committee of the Sema Board consisting of Sir Julian Oswald, Pierre Bonelli and Harry Fryer, which has been charged with responsibility for considering and approving the proposals, the full Sema Board being in a transitional period following the Offer becoming unconditional.

                    Printed by RR Donnelley Financial, 13618